

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 13, 2007

Mr. Kevin F. Mahoney
Chief Financial Officer
A. T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865

Re: A. T. Cross Company
Form 10-K for Fiscal Year Ended December 30, 2006
Filed March 16, 2007
File No. 1-6720

Dear Mr. Mahoney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief